SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

10 November 2016

Prudential plc announces the sale of its life insurance business in Korea

Prudential plc ("Prudential"), the UK-based financial services group, has reached an agreement to sell 100% of its life insurance subsidiary in Korea, PCA Life Insurance Co., Ltd. ("PCA Life Korea"), to Mirae Asset Life Insurance Co., Ltd. ("Mirae"), for KRW170 billion (equivalent to £119 million). The transaction is subject to regulatory approval.

The proposed sale is consistent with Prudential's strategy of allocating its capital to markets where it is well positioned to generate attractive long-term returns for its shareholders.

PCA Life Korea and Mirae will work together to ensure a smooth transition. PCA Life Korea will continue to fulfil its policyholder obligations and maintain high levels of service to customers until the sale has been completed.

Prudential remains committed to the Korean market through Eastspring Investments, its Asian asset management business.

Prudential is well positioned in Asia, with top three positions in eight out of 12 life markets, and through Eastspring Investments, one of the region's largest asset managers.

Enquiries:
Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers, with £562 billion of assets under management (as at 30 June 2016). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

About Mirae Asset Life Insurance Co., Ltd.
Mirae Asset Life Insurance Co., Ltd.  was established in 1988, and is the  sixth largest life insurance company in Korea with over KRW 28 trillion in total assets. As part of the Mirae Asset group, Mirae Asset Life Insurance offers whole life, term and health insurance, along with variable insurance, retirement pension plan, fund and trust products to deliver customer focused services. Mirae Asset Life Insurance's "two-track" strategy lies in its commitment to offering protection-type insurance and fee based businesses, and its cumulative returns on variable insurances for the last three and five years were the highest among domestic life insurance companies. Mirae Asset Life Insurance is listed on the Korea Stock Exchange.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's vote to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 November 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer